Mail Stop 4561

July 30, 2008

Herve Caen
Chief Executive Officer
Interplay Entertainment Corporation
100 N. Crescent Drive
Beverly Hills, California 90210

   Re: **Interplay Entertainment Corporation**
     Form 10-K for the fiscal year ended December 31, 2007
     Filed on April 3, 2008
     File No. 000-24363

Dear Mr. Caen:

  We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. We note that you recognized $5.75 million of revenues on the sale of "Fallout" to a third-party during 2007 and have obtained a license back that allows you to

create, develop and exploit a "Fallout" Massively Multiplayer Online Game. Please clarify the accounting guidance that you relied upon to recognize the entire arrangement fee upon the sale the license rights and explain how you determined that no further obligations exist when you are planning to develop and exploit the license back. Your response should address how you considered the guidance in paragraphs 72 and 73 of SOP 97-2 and SFAS 68.

Reversal of Certain Prior Year Accruals and Accounts Payable, page F-10

2. We note that you reversed $1.4 million, $4.5 million and $2.6 million of certain accruals and accounts payable during the years ended December 31, 2007, 2006 and 2005. We further note your policy is to reverse outstanding accruals and accounts payable that have been outstanding for more three years when no collection effort has been made by the vendor or claimant. Explain how you determined that you are relieved of your obligation for these liabilities. Your response should address how you considered the guidance in paragraph 16 of SFAS 140.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief